

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports Fiscal 2022 Year End Results and Updated Technical Reports the Arctic and Bornite Projects

February 14, 2023 - Vancouver, British Columbia – Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals", "Trilogy" or "the Company") announces its financial results for the year and fourth quarter ended November 30, 2022. Details of the Company's financial results are contained in the audited consolidated financial statements and Management's Discussion and Analysis in our annual report on Form 10-K which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

The Company has also updated its disclosure for the Arctic and Bornite Projects as specified in Subpart 1300 of Regulation S-K ("S-K 1300") by filing updated reports for its mineral projects effective at as our fiscal year ended November 30, 2022 with the U.S. Securities and Exchange Commission. Concurrently, the Company has updated its technical reports for Arctic and Bornite under National Instrument 43-101 ("NI 43-101") and filed reports with the Canadian securities commissions.

Highlights

- **Arctic NI 43-101 Feasbility Study and Bornite NI 43-101 Resource Report Filed in Canada**
- **Arctic S-K 1300 Technical Report Summary and Bornite S-K 1300 Technical Report Summary Filed in the United States**
- **Ambler Metals with $80.8 million Cash Dedicated to Advancing the Projects**
- **Trilogy with $2.6 million Cash for Head Office Operations**

Outlook for 2023

The Company has approved a budget for Ambler Metals LLC ("Ambler Metals"), the joint venture operating company owned equally by Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY), for fiscal 2023 in the amount of $9.2 million for advancing the UKMP and $1.0 million for the Ambler Access Project of which the entire amount is funded by the Joint Venture. Ambler Metals had $80.8 million of cash as at the fiscal year end on November 30, 2022. The main focus of this year's budget is to support advancing engineering efforts and resource estimation at the Arctic Project along with preparations for the submission of mine permits.

The Company has approved a 2023 cash budget for corporate, head office, activities of approximately $4.0 million (2022 - $5.5 million). The corporate budget consists of personnel and related costs of $0.9 million (2022 - $2.1 million), professional fees of $1.5 million (2022



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- $0.9 million), investor relations and marketing costs of $0.2 million (2022 - $0.6 million), office related costs of $0.4 million (2022 - $0.5 million), insurance costs of $0.6 million (2022 - $0.5 million), regulatory costs of $0.3 million (2022 - $0.3 million) and exploration activities of $0.1 million (2022 - $0.15 million).   Trilogy had $2.6 million of cash at the fiscal year end on November 30, 2022. The Company intends to finance its future requirements through a combination of debt and/or equity issuance.

Annual Financial Results

The following selected annual information is prepared in accordance with U.S. GAAP.

		in thousands of dollars, except for per share amounts
Selected financial results	**Year ended November 30, 2022 $**	**Year ended November 30, 2021 $**
Exploration expense	47	143
General and administrative	1,287	1,517
Investor relations	183	602
Professional fees	998	818
Salaries	984	2,007
Salaries & directors fees – stock-based compensation	3,427	3,472
Share of loss on equity investment	17,360	13,082
Comprehensive loss for the year	(24,257)	(21,660)
Basic loss per common share	(0.17)	(0.15)
Diluted loss per common share	(0.17)	(0.15)

For the year ended November 30, 2022, we reported a net loss of $24.3 million (or $0.17 basic and diluted loss per common share) compared to a net loss of $21.7 million (or $0.15 basic and diluted loss per common share) in fiscal 2021. The $2.6 million increase in comprehensive loss in the current year, when compared to fiscal 2021, is due to the increase in our share of losses of Ambler Metals of $4.3 million partially offset from overall savings of $1.7 million in general and administrative expenses, investor relations, professional fees and salaries when compared to prior fiscal year 2021. The increase in our share of losses of Ambler Metals of $4.3 million is mainly due to an increase in mineral property expenses over the comparative to prior fiscal year 2021 from higher drilling and project support cost as well as higher pre-development costs for the Ambler Access Project.

Liquidity and Capital Resources

We expended $3.9 million on operating activities during the 2022 fiscal year with the majority of cash spent on corporate salaries, professional fees related to our annual regulatory filings, annual insurance renewal, annual fees paid to the Toronto Stock Exchange and the NYSE American Exchange and with the American and Canadian securities commissions.

At November 30, 2022, we had $2.6 million in cash and working capital of $2.4 million. Management continues with cash preservation strategies to reduce cash expenditures where feasible, including but not limited to reductions in marketing and investor conferences and office expenses. In addition, the Company's Board of Directors have agreed to take all of their fees in shares of the Company in an effort to preserve cash and increase share ownership. The Company's senior management team are also taking a portion of their base salaries in shares of the Company to preserve cash.

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All project related costs are funded by the Joint Venture. Ambler Metals is well funded to advance the UKMP with $80.8 million in cash and $77.7 million in working capital as at November 30, 2022. There are sufficient funds at the Joint Venture to fund an operating budget of $9.2 million and $1.0 million for the Ambler Access Project for fiscal 2023. Trilogy does not anticipate having to fund the activities of Ambler Metals until the current cash balance $80.8 million is expended.

Future cash requirements may vary materially from current expectations. The Company will need to raise additional funds in the future to support its operations and administration expenses. Future sources of liquidity are likely in the form of an equity financing but may include debt financing, convertible debt, exercise of options, or other means. The continued operations of the Company are dependent on its ability to obtain additional financing or to generate future cash flows. There is no assurance that the Company will be able to obtain such financings or obtain them on favourable terms. These uncertainties rise substantial doubt about the Company's ability to continue as a going concern.

Arctic Feasbility Study

The Company also announces an updated feasibility study technical report for the Arctic Project and will be filing a National Instrument 43-101 technical report today with the Canadian securities regulators. The technical report is titled "Arctic NI 43-101 Technical Report on Feasibility Study" with an effective date of January 20, 2023 and a release date of February 14, 2023. The Company will also be filing a S-K 1300 technical report summary with the United States Securities and Exchange Commission with an effective date of November 30, 2022.

The reports have been prepared by independent consultant, Ausenco Engineering Canada Inc. of Vancouver, Canada. The Company also engaged Wood Canada Limited to complete mine planning, SRK Consulting (Canada) Inc. to complete tailings and waste design and hydrology, and Brown and Caldwell to complete water management studies.

A separate press release has been issued by the Company earlier today describing the economic results of the Arctic report.

Bornite Technical Report

The Company also announces an updated resource for the Bornite Project and will be filing a National Instrument 43-101 technical report today with the Canadian securities . The technical report is titled "NI 43-101 Technical Report on the Mineral Resource Update of the Bornite Project, Northwest Alaska, USA" with an effective date of January 26, 2023 and a release date of February 14, 2023. The Company will also be filing a S-K 1300 technical report summary with the U.S. Securities and Exchange Commission with an effective date of November 30, 2022.

The requirements under S-K 1300 and NI 43-101 are different with regards to disclosing cobalt as a mineral resource. Cobalt is a byproduct that reports to a pyrite concentrate and we are required under S-K 1300 to provide support for reasonable prospects of economic extraction. The industry continues to work on research and development to extract cobalt economically but at this time, technological advancements are required to support a cobalt resource under S-K 1300 reporting. The Company has not included cobalt in its NI 43-101 resource statement for consistency.

The reports have been prepared by independent consultant, Wood Canada Limited of Vancouver, Canada.

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Mineral Resources for the Bornite Deposit

Class	Type/Area	Cut-off (Cu %)	Tonnes (Mt)	Average Grade Cu (%)	Contained Metal Cu (Mlb)
Inferred	In-Pit	0.5	170.4	1.15	4,303
	Outside-Pit South Reef	1.79	22.0	3.48	1,690
	Outside-Pit Ruby Zone	1.79	10.4	2.28	521
Total Inferred			202.7	1.46	6,514

Notes:

(1) The effective date of the mineral resource is January 26, 2023. The QP for the mineral resource is an employee of Wood.

(2) Mineral Resources are prepared in accordance with CIM Definition Standards (2014) and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2019).

(3) Mineral resources are constrained by: an open pit shell at a cut-off grade of 0.5% Cu, with an average pit slope of 43 degrees; and underground mining shapes with a cut-off grade of 1.79% Cu. The cut-off grades include the considerations of a $4.05/lb Cu price, process recovery of 87.2%, open pit mining costs of $3.21/t mined, underground mining cost of $73.62/t mined, process cost of $19.14/t processed, G&A cost of $4.14/t processed, treatment, refining, sales cost of $0.73/lb Cu in concentrate, road use cost of $8.04/t processed, 2% NSR royalty.

(4) Figures may not sum due to rounding.

(5) See technical report titled "NI 43-101 Technical Report on the Mineral Resource Update of the Bornite Project, Northwest Alaska, USA" with an effective date of January 26, 2023 and a release date of February 14, 2023.

Qualified Persons

Richard Gosse, P.Geo, Vice President Exploration for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects in northwestern Alaska. On December 19, 2019, South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Tony Giardini
President & Chief Executive Officer

Elaine Sanders
Vice President & Chief Financial Officer

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, proposed advancement of the Ambler Road Project, planned activities at the UKMP, the Outlook for 2023, the Company's anticipated budget for corporate activities and the Company's ability to fund its operations and the requirement for additional funding at Ambler Metals, resource estimates, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, risks pertaining to the outbreak of the coronavirus (COVID-19), government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2022 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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